SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of The American Funds Tax-Exempt Series II, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name: The American Funds Tax-Exempt Series II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Hope Street
Los Angeles, CA  90071

Telephone Number (including area code):        213/486-9200

Name and Address of Agent for Service of Process:

Kimberly S. Verdick
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X *        NO:

*In connection with a reorganization changing organization from a Massachusetts business trust to a Delaware statutory trust, the Registrant, The American Funds Tax-Exempt Series II, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of The American Funds Tax-Exempt Series II, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on October 29, 2010, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended.  The amendment is effective November 1, 2010.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 29th day of October, 2010.

Signature:

The American Funds Tax-Exempt Series II
(Name of Registrant)

By: /s/Kristine M. Nishiyama
Kristine M. Nishiyama
Vice President

Attest: /s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary